		Exhibit 99(a)
Household Finance Corporation
HRSI Funding, Inc. III
Saks Credit Card Master Trust, Series 2001-2

Original Class A Principal	333,000,000.00
Number of Class A Bonds (000's)	333,000
Original Class B Principal	36,000,000.00
Number of Class B Bonds (000's)	36,000

		2003 Totals

CLASS A
Class A Principal Distributions		0.00
Class A Interest		4,956,689.09

CLASS B
Class B Principal Distributions		0.00
Class B Interest		685,098.28